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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                                DTM CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (OFFERORS)

                   COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  23333 L 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                    COPY TO:

               E. JAMES SELZER                             JULIE M. KAUFER, ESQ.
         CHIEF FINANCIAL OFFICER AND              AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
          VICE PRESIDENT OF FINANCE                        2029 CENTURY PARK EAST
            3D SYSTEMS CORPORATION                               SUITE 2200
              26081 AVENUE HALL                        LOS ANGELES, CALIFORNIA 90067
          VALENCIA, CALIFORNIA 91355                           (310) 229-1000
                (661) 295-5600

 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                 $46,971,196                                      $9,395
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

 * Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid  $8,949        Filing Party Tiger Deals, Inc. and 3D Systems
                                                      Corporation
   Form or Registration No. Schedule TO  Date Filed  April 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [ ] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the SEC on April 30, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and the Amendment and Supplement to Offer to Purchase is attached to this Amendment No. 1 as Exhibit (a)(1)(ix). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

     The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 2 and 5 in the Amendment and Supplement to Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a)(1) Item 10 of Schedule TO is hereby amended and supplemented by the information set forth in Section 1 in the Amendment and Supplement to Offer to Purchase, which is incorporated herein by reference.

     (a)(2) Item 10 of Schedule TO is hereby amended and supplemented by the information set forth in Section 1 in the Amendment and Supplement to Offer to Purchase, which is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 3 and 4 in the Amendment and Supplement to Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase, dated as of April 30, 2001.*
(a)(1)(ii)    Letter of Transmittal for Common Stock.*
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.*
(a)(1)(ix)    Amendment and Supplement to Offer to Purchase, dated as of
              May 15, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by U.S. Bank
              National Association and Parent.*
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO filed
              April 3, 2001).
(d)(2)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
              May 15, 2001, by and among the Company, Parent and Offeror.
(d)(3)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.3 to
              Parent's Schedule TO filed April 3, 2001).
(g)           None.
(h)           None.

---------------
* Previously filed on Schedule TO

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2001                       TIGER DEALS, INC.

                                          BY:      /s/ BRIAN K. SERVICE
                                             -----------------------------------
                                              Name: Brian K. Service
                                              Title:  Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2001
                                          3D SYSTEMS CORPORATION

                                          BY:      /s/ BRIAN K. SERVICE
                                             -----------------------------------
                                              Name: Brian K. Service
                                              Title:  Chief Executive Officer

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
------------                          -----------
(a)(1)(i)     Offer to Purchase, dated as of April 30, 2001.*
(a)(1)(ii)    Letter of Transmittal for Common Stock.*
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.*
(a)(1)(ix)    Amendment and Supplement to Offer to Purchase, dated as of
              May 15, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by U.S. Bank
              National Association and Parent.*
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO filed
              April 3, 2001).
(d)(2)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
              May 15, 2001, by and among the Company, Parent and Offeror.
(d)(3)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.3 to
              Parent's Schedule TO filed April 3, 2001).
(g)           None.
(h)           None.

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* Previously filed on Schedule TO

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